UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)*

Ranpak Holdings Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75321W103
(CUSIP Number)

Richard D. Holahan, Jr. JS Capital Management LLC 888 Seventh Avenue, 40th Floor New York, NY 10106 (212) 655-7188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75321W103	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS JS Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,103,145*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,103,145*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,103,145*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON OO (limited liability company)

* Includes 3,514,894 shares of Class A common issuable upon the exercise of warrants and 2,636,170 shares of Class A common that are subject to forfeiture under an earnout agreement.

CUSIP No. 75321W103	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS Jonathan Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,103,145*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,103,145*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,103,145*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%*
14	TYPE OF REPORTING PERSON IN

* Includes 3,514,894 shares of Class A common issuable upon the exercise of warrants and 2,636,170 shares of Class A common that are subject to forfeiture under an earnout agreement.

CUSIP No. 75321W103	Schedule 13D	Page 4 of 10

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Stock”), of Ranpak Holdings Corp., a Delaware corporation (the “Issuer”).**

The address of the Issuer’s principal executive offices is 7990 Auburn Road, Concord Township, Ohio 44077.

** In connection with its domestication as a Delaware corporation on May 31, 2019 and its acquisition of Rack Holdings Inc. on June 3, 2019 (the “Business Combination”), the Issuer changed its name from One Madison Corporation to Ranpak Holdings Corp. Prior to its domestication as a Delaware corporation, the Issuer was organized as a Cayman Islands exempted company, with a capital structure including Class A, Class B and Class C ordinary shares. Upon the domestication of the Issuer, these ordinary shares were automatically converted into shares of Class A, Class B and Class C common stock, as applicable, on a one for one basis. For ease of reference, in this Schedule 13D the shares of the Issuer both pre-domestication and post-domestication are referred to as shares of common stock.

Item 2.	Identity and Background.

This Schedule 13D is being filed by each of JS Capital Management LLC, a Delaware limited liability company (“JSCM”), and Jonathan Soros, an individual and citizen of the United States (each, a “Reporting Person” and together, the “Reporting Persons”). The business address and, as applicable, principal office of each of the Reporting Persons is 888 Seventh Avenue, 40th Floor, New York, NY 10106.

This Schedule 13D relates to shares of Class A Stock held for the account of JS Capital LLC, a Delaware limited liability company (“JS Capital”). JSCM is the sole managing member of JS Capital. As such, JSCM has been granted investment discretion and voting rights with respect to portfolio investments held for the account of JS Capital and may be deemed to beneficially own the shares of Class A Stock held by JS Capital. Jonathan Soros is the sole managing member of JSCM and may be deemed to beneficially own the shares of Class A Stock held by JS Capital.

The Reporting Persons are principally engaged in the business of investments in securities as a family office.

Neither of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof regarding the amount of funds used in connection with the purchase of the Class A Stock and warrants reported in this Schedule 13D is incorporated in this Item 3 by reference. The source of funding for the purchase of these securities is the working capital of JS Capital. The shares of Class A Stock and warrants reported herein are or may be held from time to time in margin accounts established by JS Capital with its brokers or banks and a portion of the purchase price for the shares and warrants may be obtained through margin borrowing. Securities positions that may be held in the margin accounts, including the shares of the Class A Stock and warrants, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 75321W103	Schedule 13D	Page 5 of 10

Item 4.	Purpose of Transaction.

The information set forth in Items 5 and 6 hereof is incorporated in this Item 4 by reference, as applicable.

Background

The Issuer was formed as a blank check company incorporated for the purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Prior to the Issuer’s initial public offering, JS Capital purchased 2,581,250 shares of Class B Common Stock, par value $0.0001 per share (“Class B Stock”), of the Issuer, for an aggregate purchase price of $25,812.50. In connection with the closing of the initial public offering JS Capital also purchased from the Issuer private placement warrants to purchase 4,437,157 shares of Class A Stock, for an aggregate purchase price of $4,437,157.00.

On June 3, 2019, the Issuer consummated the acquisition of all of the outstanding equity interests of Rack Holdings Inc., a Delaware corporation. The Business Combination is described in the Issuer’s definitive proxy statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on May 3, 2019 and the Issuer’s Current Report on Form 8-K filed with the SEC on June 6, 2019.

Forward Purchase Agreement and Subscription

To fund a portion of the cash consideration for the Business Combination, at the time of the closing of the Business Combination the Issuer issued and sold to JS Capital 20,526,979 shares of Class A Stock and warrants to purchase 3,514,894 shares of Class A Stock, for aggregate consideration of $205,269,787.00, pursuant to (i) a forward purchase agreement, dated as of October 5, 2017, by and among the Issuer, JS Capital and One Madison Group LLC, as sponsor of the Issuer (the “Sponsor”) (as amended, the “Forward Purchase Agreement”), (ii) an amended and restated subscription agreement, dated as of December 12, 2018, by and between the Issuer and JS Capital (the “Subscription Agreement”), and (iii) an amended and restated reallocation agreement, dated as of December 12, 2018, by and among the Issuer and certain equity investors, including JS Capital (the “Reallocation Agreement”).

The warrants have the same terms as the warrants issued to the public in connection with the Issuer’s IPO. The warrants become exercisable 30 days after completion of the Business Combination at a strike price of $11.50 per share, provided that the Issuer has an effective registration statement and current prospectus covering the underlying shares (or, in the absence of an effective registration statement, the holder elects the cashless exercise of the warrants as provided in the Warrant Agreement, defined below) and the shares have been registered or qualified, or are exempt from registration, under applicable state laws, and will expire on the fifth anniversary of the completion of the Business Combination. The Issuer may redeem its warrants in whole at its option, at a price of $0.01 per warrant, upon 30 days’ notice, if the last reported sales price of the Class A Stock has been at least $18.00 (subject to adjustment as provided in the Warrant Agreement, dated as of January 17, 2018, between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”)) on each of 20 trading days within a 30-day trading period prior to the notice of redemption, and provided that either there is an effective registration statement and current prospectus covering the shares issuable upon exercise of the warrants available throughout the 30-day notice period or the Issuer elects to require cashless exercise of the warrants.

CUSIP No. 75321W103	Schedule 13D	Page 6 of 10

Conversion of Series B Stock and Earnout Agreement

As a result of the Reallocation Agreement, at the time the Issuer entered into the stock purchase agreement for the Business Combination, JS Capital purchased an additional 54,920 shares of Class B Stock from other equity investors, for aggregate consideration of $549.20. Upon consummation of the Business Combination, each outstanding share of Class B Stock was converted automatically into one share of Class A Stock, such that JS Capital received 2,636,170 shares of Class A Stock (referred to as the “Anchor Investor Shares”). Pursuant to the anchor earnout agreement, dated as of May 13, 2019, among the Issuer and certain equity investors, including JS Capital (the “Anchor Earnout Agreement”), the Anchor Investor Shares will be forfeited on the tenth anniversary of consummation of the Business Combination unless, during that 10-year period, either (a) the closing price of the Class A Stock equals or exceeds $12.50 per share (subject to adjustment as provided therein) for any 20 trading days within any 30 consecutive trading day period, or (b) the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all or substantially all of its stockholders having the right to exchange their shares of common stock for consideration in cash, securities or other property or any transaction involving a consolidation, merger, proxy contest, tender offer or similar transaction in which the Issuer is the surviving entity which results in a change in the majority of the Issuer’s board of directors or management team or the Issuer’s stockholders immediately prior to such transaction ceasing to own a majority of the surviving entity immediately after such transaction (each, an “Earnout Condition”). In addition, the Anchor Investor Shares will not participate in any cash distributions unless and until an Earnout Condition occurs, at which time the Issuer will pay to the holders of the Anchor Investor Shares any such cash distributions that were paid with respect to the Issuer’s shares prior thereto. Pursuant to the Anchor Earnout Agreement, the Anchor Investor Shares may not be transferred by the holder (including pledges, creation of options or puts, or any swap or other similar arrangement that transfers economic consequences of ownership) prior to the occurrence of an Earnout Condition, unless the transferee agrees to be bound by the terms of the Anchor Earnout Agreement. These transfer restrictions have the effect of superseding the transfer restrictions otherwise applicable to these Anchor Investor Shares under the Forward Purchase Agreement.

Conversion of Private Placement Warrants

Pursuant to a warrant exchange agreement, dated March 27, 2019, among the Issuer and certain anchor investors, including JS Capital (the “Warrant Exchange Agreement”), at the time of the Business Combination, the private placement warrants held by JS Capital were automatically cancelled and the Issuer, in consideration therefor, issued to JS Capital 443,716 shares of Class A Stock, representing one share of Class A Stock for each 10 private placement warrants.

Open Market Purchase

On April 3, 2019, JS Capital purchased 981,386 shares of Class A Stock in the open market, for an aggregate purchase price of $10,059,208.00, including brokerage commissions.

Board of Directors

Under the Forward Purchase Contract, following the Business Combination, JS Capital has the right to request the designation of one individual to be a nonvoting observer of the Board of Directors of the Issuer (a “Board Observer”) and, upon exercise of such right, the Issuer and its sponsor shall use commercially reasonable efforts to cause, subject to applicable law, such Board Observer to be appointed to the Board as a nonvoting observer to receive all information provided to the members of the Board during the period in which such person is a Board Observer. As of the date hereof, JS Capital has not requested designation of a Board Observer.

Salil Seshadri, who currently serves as chief investment officer of JSCM, was elected by the shareholders of the Issuer to serve as a director of the Issuer effective at the time of the Business Combination. Mr. Seshadri was not elected pursuant to any contract or arrangement between the Reporting Persons and the Issuer.

CUSIP No. 75321W103	Schedule 13D	Page 7 of 10

Registration Rights

Pursuant to a registration rights agreement, dated as of January 17, 2018, among the Issuer, the Sponsor and certain anchor investors, including JS Capital (the “Registration Rights Agreement”), the holders of the private placement warrants or any shares of stock issued upon exercise (or pursuant to the Warrant Exchange Agreement), the shares of Class A Stock issued upon conversion of the Class B Stock and any equity securities that may be issued upon conversion of any working capital loans, are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the holders of these securities, including JS Capital, have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer following the Business Combination.

In addition, pursuant to the Forward Purchase Agreement, the Issuer has agreed to use its reasonable best efforts (i) to file with the SEC, within 30 days after the completion of the Business Combination (and, with respect to clause (B) below, within 30 days following announcement of the results of the shareholder vote relating to the Business Combination, referred to as the “disclosure date”), a registration statement for a secondary offering of (A) the shares purchased under the forward purchase agreements, the shares underlying the warrants purchased under the forward purchase agreements, the shares purchased under the subscription agreements and the shares of Class A Stock issued upon conversion of the Class B Stock, and (B) any other shares of Class A Stock or warrants acquired by the anchor investors (including JS Capital) and certain other investors, including any time after the Business Combination, (ii) to cause such registration statement to be declared effective promptly thereafter but in no event later than 60 days after the closing or the disclosure date, as applicable, and (iii) to maintain the effectiveness of such registration statement until the earliest of (A) the date on which the investor ceases to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act, subject to certain conditions and limitations set forth in the Forward Purchase Agreement and the Subscription Agreement. In addition, JS Capital and each other party to a forward purchase contract who purchased at least 1,000,000 forward purchase shares have “piggy-back” registration rights to include the registrable securities in other registration statements filed by the Issuer following the Business Combination.

Future SPACS formed by Issuer’s Founder

Pursuant to the forward purchase agreements, for 10 years following the completion of the Business Combination, if the Issuer’s founder sponsors any other special purpose acquisition company, JS Capital and another anchor investor have the right to acquire, at the same price paid by, directly or indirectly, and on the same terms and conditions as, the Issuer’s founder, a number of founder shares equal to its pro rata share, based on its allocation of forward purchase shares under the forward purchase agreements, of 5% of the founder shares of that special purpose acquisition company. Further, such anchor investors have the right to purchase up to an aggregate of $63,000,000 in equity securities of any such new acquisition company substantially similar to the forward purchase securities on the same or more favorable terms as new investors in such equity securities.

CUSIP No. 75321W103	Schedule 13D	Page 8 of 10

Ownership Interest in the Sponsor

JS Capital currently holds a passive minority interest in the Sponsor as a non-managing member.

The foregoing descriptions of the Forward Purchase Agreement, the Reallocation Agreement, the Subscription Agreement, the Warrant Agreement, the Warrant Exchange Agreement, the Anchor Earnout Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the agreements attached to this Schedule 13D as Exhibits 2(a)-(c), 3, 4, 5, 6, 7 and 8, respectively.

General

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the securities described herein for investment purposes and they intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of common stock and/or warrants, selling some or all of its shares of common stock and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the shares of common stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 4 and 6 hereof is incorporated in this Item 5 by reference, as applicable.

(a)       The aggregate number and percentage of shares of Class A Stock to which this Schedule 13D relates is 28,103,145 shares of Class A Stock, constituting approximately 55.2% of the Issuer’s outstanding shares of Class A Stock following the Business Combination plus the number of shares deemed to be outstanding under the warrants reported hereunder. The aggregate number and percentage of shares of Class A Stock reported herein are based upon 47,357,632 shares of Class A Stock outstanding following the Business Combination, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2019.

(b)       Each of JSCM and Mr. Soros, as managing member of JSCM, has sole voting and investment power with respect to all shares reported under this Schedule 13D.

(c)       Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d)       The members of JS Capital are entitled to receive, or have the power to direct receipt of, dividends from or the proceeds from the sale of the shares of Class A Stock and warrants held for the account of JS Capital.

(e)       Not applicable.

CUSIP No. 75321W103	Schedule 13D	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated into this Item 6 by reference, as applicable. The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached to this Schedule 13D as Exhibit 1 and is incorporated by reference herein. Other than this joint filing agreement and the agreements discussed in Items 4 and 5, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement among Reporting Persons (filed herewith)

2(a)	Form of Forward Purchase Agreement among the Issuer, One Madison Group LLC (“Sponsor”), and JS Capital LLC (incorporated by reference to Exhibit and incorporated herein by reference to Exhibit 10.09 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-220956) (the “Form S-1”) filed with the SEC on October 13, 2017)

2(b)	Form of Amendment No. 1 to Forward Purchase Agreement (incorporated by reference to Exhibit 10.15 to the Issuer’s Amendment No. 1 to the Form S-1 filed with the SEC on January 5, 2018)

2(c)	Form of Amendment No. 2 to Forward Purchase Agreement (incorporated by reference to Exhibit 10.16 to the Issuer’s Amendment No. 1 to the Form S-1 filed with the SEC on January 5, 2018)

3	Form of Amended and Restated Reallocation Agreement, dated December 12, 2018, among the Issuer, the parties to the forward purchase agreements and the parties to the subscription agreements (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on December 13, 2018)

4	Form of Subscription Agreement, dated December 12, 2018, between the Issuer and JS Capital LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on December 13, 2018)

5	Warrant Agreement dated January 17, 2018 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on January 22, 2018)

6	Warrant Exchange Agreement dated March 27, 2019 among the Issuer and certain holders of the private placement warrants (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on March 27, 2019)

7	Anchor Earnout Agreement dated May 13, 2019, among the Issuer and certain anchor investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on May 15, 2019)

8	Registration Rights Agreement dated January 17, 2018 among the Issuer, One Madison Group LLC and the investors party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-38348) filed with the SEC on January 22, 2018)

CUSIP No. 75321W103	Schedule 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2019

JS CAPITAL MANAGEMENT LLC

/s/ Richard D. Holahan, Jr.
By: Title:	Richard D. Holahan, Jr. Vice President

/s/ Jonathan Soros
Jonathan Soros